SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2020
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Executive Deputy President and
Chief Financial Officer

Date: July 14, 2020

List of materials

Documents attached hereto:

i) Press release: Announcement Regarding Results of Tender Offer for Shares and Share Acquisition Rights of Sony Financial Holdings Inc. (Securities Code: 8729)

July 14, 2020

Sony Corporation

Announcement Regarding Results of Tender Offer for Shares and Share Acquisition Rights of Sony Financial Holdings Inc. (Securities Code: 8729)

Sony Corporation (the “Tender Offeror”) resolved, at a meeting of its board of directors held on May 19, 2020, to offer to acquire the common shares of Sony Financial Holdings Inc., a company listed on the First Section of the Tokyo Stock Exchange, Inc. (the “TSE”) under the Securities Code 8729 (the “Target”) (such shares, the “Target’s Common Shares”) and the related Stock Acquisition Rights (as defined in Section I.(3)) through a tender offer (the “Tender Offer”) under the Financial Instruments and Exchange Act (Act No. 25 of 1948, as amended) (the “Act”) and commenced the Tender Offer on May 20, 2020.  Since the Tender Offer was completed on July 13, 2020, the Tender Offeror hereby announces the results thereof, as stipulated below.

I.	Overview of Purchase, Etc.

(1)	Name and Address of Tender Offeror.

Sony Corporation
7-1, Konan 1-chome, Minato-ku, Tokyo

(2)	Name of Target.

Sony Financial Holdings Inc.

(3)	Class of Shares, Etc. to Be Purchased

(i)	Common Shares.

(ii)	Stock Acquisition Rights.

a.
The stock acquisition rights issued pursuant to the resolution approved at the meeting of the Target’s board of directors held on July 22, 2016 (partially amended by the resolution approved at the meeting of the Target’s board of directors held on May 31, 2017) and whose exercise period is from August 9, 2016 to August 8, 2046 (the “First Series of Stock Acquisition Rights”).

b.
The stock acquisition rights issued pursuant to the resolution approved at the meeting of the Target’s board of directors held on July 13, 2017 and whose exercise period is from August 8, 2017 to August 7, 2047 (the “Second Series of Stock Acquisition Rights”).

c.
The stock acquisition rights issued pursuant to the resolution approved at the meeting of the Target’s board of directors held on July 17, 2018 and whose exercise period is from August 8, 2018 to August 7, 2048 (the “Third Series of Stock Acquisition Rights”).

d.
The stock acquisition rights issued pursuant to the resolution approved at the meeting of the Target’s board of directors held on July 18, 2019 and whose exercise period is from August 7, 2019 to August 6, 2049 (the “Fourth Series of Stock Acquisition Rights”).

The First Series of Stock Acquisition Rights, the Second Series of Stock Acquisition Rights, the Third Series of Stock Acquisition Rights, and the Fourth Series of Stock Acquisition Rights are collectively defined as the “Stock Acquisition Rights”.

(4)	Number of Shares to Be Purchased.

Number of Shares to Be Purchased	Minimum Number of Shares to Be Purchased	Maximum Number of Shares to Be Purchased
152,130,036 (shares)	7,070,000 (shares)	―

Note 1:
If the aggregate number of the share certificates, etc. tendered through the Tender Offer (the “Tendered Share Certificates, Etc.”) is less than the minimum number of shares to be purchased through the Tender Offer (the “Minimum Tender Condition”) (7,070,000 shares), the Tender Offeror will not purchase any of the Tendered Share Certificates, Etc.  If the aggregate number of the Tendered Share Certificates, Etc. is equal to or greater than the Minimum Tender Condition, the Tender Offeror will purchase all of the Tendered Share Certificates, Etc.  The number of shares sought to be acquired is the number of shares (152,130,036 shares), being the maximum number of the Target’s share certificates, etc. that the Tender Offeror may acquire through the Tender Offer, obtained by (i) the total issued shares of the Target as of March 31, 2020 (i.e., 435,087,405 shares), as set forth in the “Consolidated Financial Summary (Japanese GAAP) for the Fiscal Year Ended March 31, 2020” disclosed by the Target on May 19, 2020, minus (ii) the number of treasury shares held by the Target as of March 31, 2020 (i.e., 37,469 shares), plus (iii) the number of the Target’s Common Shares (130,100 shares in total) represented by (a) the First Series of Stock Acquisition Rights (i.e., 357 units), the Second Series of Stock Acquisition Rights (i.e., 340 units) and the Third Series of Stock Acquisition Rights (i.e., 316 units) as of May 31, 2019, as set forth in the Annual Securities Report for the 15th Fiscal Year filed by the Target on June 25, 2019, and (b) the Fourth Series of Stock Acquisition Rights (i.e., 288 units) as of August 6, 2019, as set forth in the 16th Fiscal Year Second Quarter Securities Report filed by the Target on November 22, 2019, and minus (iv) the number of the Target’s Common Shares owned by the Tender Offeror as of May 19, 2020 (i.e., 283,050,000 shares).

Note 2:
Shares constituting less than a unit will also be subject to purchase through the Tender Offer.  The Target may purchase its own shares in accordance with procedures stipulated in the Companies Act (Act No. 86 of 2005, as amended) during the tender offer period (the “Tender Offer Period”) from any shareholder who exercises the right to require the Target to purchase shares constituting less than a unit under the Companies Act.

Note 3:	There is no plan to purchase treasury shares owned by the Target through the Tender Offer.

Note 4:
If the Stock Acquisition Rights are exercised before the end of the Tender Offer Period, the shares of the Target issued or transferred as a result of such exercise may be tendered in the Tender Offer.

(5)	Period of Purchase, Etc.

(i)	Period of Purchase, Etc. as of Filing Date of Tender Offer Registration Statement.

From May 20, 2020 (Wednesday) through July 13, 2020 (Monday) (39 business days).

(ii)	Possibility of Extension Pursuant to Request by Target.

Not applicable.

(6)	Price of Purchase, Etc.

(i)	JPY2,600 per share of Common Shares.

(ii)	Stock Acquisition Rights.

a.	JPY259,900 per unit of the First Series of Stock Acquisition Rights.
b.	JPY259,900 per unit of the Second Series of Stock Acquisition Rights.
c.	JPY259,900 per unit of the Third Series of Stock Acquisition Rights.
d.	JPY259,900 per unit of the Fourth Series of Stock Acquisition Rights.

II.	Results of Tender Offer

(1)	Outcome of Tender Offer.

In the Tender Offer, the condition was that the Tender Offeror would not purchase any of the Tendered Share Certificates, Etc. if the aggregate number of the Tendered Share Certificates, Etc. was less than the Minimum Tender Condition (i.e., 7,070,000 shares).  Because the aggregate number of the Tendered Share Certificates, Etc. (i.e., 123,655,138 shares) was equal to or greater than the Minimum Tender Condition (i.e., 7,070,000), all of the Tendered Share Certificates, Etc. will be purchased as described in the public notice of the commencement of the Tender Offer and Tender Offer Registration Statement (including the matters amended by way of the Amendment to Tender Offer Registration Statement submitted thereafter).

(2)	Date of Public Notice of Results of Tender Offer, and Name of Newspaper for Public Notice.

Pursuant to Article 27-13, Paragraph 1 of the Act, on July 14, 2020, at the TSE, the Tender Offeror announced to the press the results of the Tender Offer, by the method prescribed in Article 9-4 of the Financial Instruments and Exchange Act Enforcement Order (Cabinet Order No. 321 of 1965, as amended) and Article 30-2 of the Cabinet Office Ordinance on Disclosure Required for Tender Offer for Share Certificates, Etc. by Person Other Than Issuer (Ministry of Finance Ordinance No. 38 of 1990, as amended) (the “Cabinet Ordinance”).

(3)	Number of Share Certificates, Etc. Purchased.

Class of Shares	(i) Number of Tendered Shares After Conversion	(ii) Number of Purchased Shares After Conversion
Share Certificates	123,576,238 shares	123,576,238 shares
Stock Acquisition Right Certificates	78,900 shares	78,900 shares
Bond Certificates with Stock Acquisition Rights	— shares	— shares
Trust Beneficiary Certificates for Share Certificates, Etc. ( )	— shares	— shares
Depositary Receipts for Share Certificates, Etc. ( )	— shares	— shares
Total	123,655,138 shares	123,655,138 shares
(Total Number of Potential Share Certificates, Etc.)	(78,900 shares)	(78,900 shares)

(4)	Percentage of Ownership of Share Certificates, Etc. After Purchase, Etc.

Number of Voting Rights Represented by Share Certificates, Etc. Held by Tender Offeror Before Purchase, Etc.:	2,830,500	(Percentage of Ownership of Share Certificates, Etc. Before Purchase, Etc.: 65.04%)
Number of Voting Rights Represented by Share Certificates, Etc. Held by Special Related Parties Before Purchase, Etc.:	0	(Percentage of Ownership of Share Certificates, Etc. Before Purchase, Etc.: 0.00%)
Number of Voting Rights Represented by Share Certificates, Etc. Held by Tender Offeror After Purchase, Etc.:	4,067,051	(Percentage of Ownership of Share Certificates, Etc. After Purchase, Etc.: 93.46%)
Number of Voting Rights Represented by Share Certificates, Etc. Held by Special Related Parties After Purchase, Etc.:	0	(Percentage of Ownership of Share Certificates, Etc. After Purchase, Etc.: 0.00%)
Number of Voting Rights of All Shareholders of Target:	4,350,212

Note 1:
“Number of Voting Rights Represented by Share Certificates, Etc. Held by Special Related Parties Before Purchase, Etc.” and “Number of Voting Rights Represented by Share Certificates, Etc. Held by Special Related Parties After Purchase, Etc.” refer to the aggregate number of voting rights represented by the share certificates, etc. held by each of the special related parties (as defined in the Act) (however, excluded therefrom are the parties who are excluded from the special related parties pursuant to Article 3, Paragraph 2, Item 1 of the Cabinet Ordinance when calculating percentages of ownership of share certificates, etc. pursuant to each of the Items of Article 27-2, Paragraph 1 of the Act).

Note 2:
“Number of Voting Rights of All Shareholders of Target” is the number of voting rights of all shareholders of the Target as of March 31, 2020 (100 shares constitute one unit of shares) as stipulated in the Annual Securities Report for the 16th Fiscal Year filed by the Target on June 25, 2020 (the “16th Term –Annual Securities Report”).  Since the Tender Offer was also made for shares constituting less than one unit and for the Target’s Common Shares that may be issued or transferred as a result of the exercise of the Stock Acquisition Rights, the Tender Offeror used the number of voting rights (i.e., 4,351,800) represented by the number of shares (i.e., 435,180,036) as the denominator with respect to the calculation of the “Percentage of Ownership of Share Certificates, Etc. Before Purchase, Etc.” and the “Percentage of Ownership of Share Certificates, Etc. After Purchase, Etc.”  Such number of shares (i.e., 435,180,036) means the sum of (a) the total issued shares of the Target as of March 31, 2020 (i.e., 435,087,405 shares), as set forth in the 16th Term–Annual Securities Report, plus (b) the number of the Target’s Common Shares (130,100 shares in total) represented by the First Series of Stock Acquisition Rights (i.e., 357 units), the Second Series of Stock Acquisition Rights (i.e., 340 units), the Third Series of Stock Acquisition Rights (i.e., 316 units) and the Fourth Series of Stock Acquisition Rights (i.e., 288 units) as of March 31, 2020, minus (c) the number of treasury shares held by the Target as of March 31, 2020 (i.e., 37,469 shares).

Note 3:	“Percentage of Ownership of Share Certificates, Etc. Before Purchase, Etc.” and “Percentage of Ownership of Share Certificates, Etc. After Purchase, Etc.” are rounded to the nearest hundredth.

(5)	Calculation if Purchase, Etc. Will Be Conducted by Proportional Distribution.

Not applicable

(6)	Method of Settlement.

(i)	Name and Address of Head Office of Financial Instruments Business Operators, Banks, Etc. in Charge of Settlement for Purchase, Etc.

Nomura Securities Co., Ltd.
9-1, Nihonbashi 1-Chome, Chuo-ku, Tokyo

(ii)	Settlement Commencement Date.

July 20, 2020 (Monday)

(iii)	Method of Settlement.

Nomura Securities will promptly mail a notification concerning the purchase, etc. of shares through the Tender Offer to the addresses of the tendering shareholders (or their standing proxies’ addresses in case of foreign shareholders).

Purchases will be settled in cash.  The tendering shareholders may receive the cash proceeds from the sale of the Tendered Share Certificates, Etc. under the Tender Offer promptly after the commencement date of settlement via an electronic funds transfer or other remittance method that they have designated (remittance fees may apply).

III.	Policies After Tender Offer and Future Prospects.

With respect to the policies after the Tender Offer, there is no change from those described in the press release titled “Announcement Regarding Commencement of Tender Offer for Shares and Share Acquisition Rights of Sony Financial Holdings Inc. (Securities Code: 8729)” issued by the Tender Offeror on May 19, 2020.

As a result of the Tender Offer, the Tender Offeror plans to implement the procedures for the purchase of all of the Target’s Common Shares (including the Target’s Common Shares to be delivered due to the exercise of the Stock Acquisition Rights but excluding the Target’s Common Shares held by the Tender Offeror and the treasury shares held by the Target). Although the Target’s Common Shares are currently listed on the First Section of the TSE, if the Tender Offeror implements such procedures, the Target’s Common Shares will be delisted pursuant to the prescribed procedures in accordance with the TSE’s criteria for delisting.  After the delisting, the Target’s Common Shares will not be traded on the TSE.  Upon consultation with the Target, the procedures to be taken will be promptly announced by the Target as soon as they are determined.

IV.	Location at Which Copy of Tender Offer Report Is Available to Public.

Sony Corporation
(1-7-1 Konan, Minato-ku, Tokyo)
Tokyo Stock Exchange, Inc.
(2-1 Nihombashi Kabutocho, Chuo-ku, Tokyo)

[End of document]

[Forward-Looking Statements]
Statements made in this release with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it. Sony cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore investors should not place undue reliance on them. Investors also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to:

(i)	Sony’s ability to maintain product quality and customer satisfaction with its products and services;
(ii)	Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including image sensors, game and network platforms, smartphones and televisions, which are offered in highly competitive markets characterized by severe price competition and continual new product and service introductions, rapid development in technology and subjective and changing customer preferences;
(iii)	Sony’s ability to implement successful hardware, software, and content integration strategies, and to develop and implement successful sales and distribution strategies in light of new technologies and distribution platforms;
(iv)	the effectiveness of Sony’s strategies and their execution, including but not limited to the success of Sony’s acquisitions, joint ventures, investments, capital expenditures, restructurings and other strategic initiatives;
(v)	changes in laws, regulations and government policies in the markets in which Sony and its third-party suppliers, service providers and business partners operate, including those related to taxation, as well as growing consumer focus on corporate social responsibility;
(vi)	Sony’s continued ability to identify the products, services and market trends with significant growth potential, to devote sufficient resources to research and development, to prioritize investments and capital expenditures correctly and to recoup its investments and capital expenditures, including those required for technology development and product capacity;
(vii)	Sony’s reliance on external business partners, including for the procurement of parts, components, software and network services for its products or services, the manufacturing, marketing and distribution of its products, and its other business operations;
(viii)	the global economic and political environment in which Sony operates and the economic and political conditions in Sony’s markets, particularly levels of consumer spending;
(ix)	Sony’s ability to meet operational and liquidity needs as a result of significant volatility and disruption in the global financial markets or a ratings downgrade;
(x)	Sony’s ability to forecast demands, manage timely procurement and control inventories;
(xi)	foreign exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets, liabilities and operating results are denominated;
(xii)	Sony’s ability to recruit, retain and maintain productive relations with highly skilled personnel;
(xiii)	Sony’s ability to prevent unauthorized use or theft of intellectual property rights, to obtain or renew licenses relating to intellectual property rights and to defend itself against claims that its products or services infringe the intellectual property rights owned by others;
(xiv)	the impact of changes in interest rates and unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment;
(xv)	shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment;
(xvi)	risks related to catastrophic disasters, pandemic disease or similar events;
(xvii)	the ability of Sony, its third-party service providers or business partners to anticipate and manage cybersecurity risk, including the risk of unauthorized access to Sony’s business information and the personally identifiable information of its employees and customers, potential business disruptions or financial losses; and
(xviii)	the outcome of pending and/or future legal and/or regulatory proceedings.

Risks and uncertainties also include the impact of any future events with material adverse impact.  The continued impact of COVID-19 could heighten many of the risks and uncertainties noted above.  Important information regarding risks and uncertainties is also set forth in Sony’s most recent Form 20-F, which is on file with the U.S. Securities and Exchange Commission.

[Regulations of the United States]
The Tender Offer will be conducted in accordance with the procedures and information disclosure standards prescribed in the Act.  However, such procedures and standards are not necessarily the same as the procedures and information disclosure standards in the U.S.  In particular, Sections 13(e) and Section 14(d) of the U.S. Securities Exchange Act of 1934 (as amended) (the “U.S. Securities Exchange Act of 1934”), and the rules prescribed thereunder do not apply to the Tender Offer, and the Tender Offer does not conform to such procedures and standards.  The Tender Offer is being made for the securities of the Target by the Tender Offeror.  A majority of the directors and corporate executive officers of the Tender Offeror and the Target are non-U.S. residents, and a substantial portion of the assets of the Tender Offeror and the Target and the assets of their respective directors and corporate executive officers are located outside the U.S.  As a result, it may be more difficult for you to enforce against the Tender Offeror, the Target or their respective directors and corporate executive officers judgments obtained in U.S. courts predicated upon civil liability provisions of the federal and state securities laws of the U.S. or similar judgments obtained in other courts outside Japan.  There is doubt as to the enforceability in Japanese courts, in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated solely upon the federal and state securities laws of the U.S.
Unless otherwise specified, all procedures relating to the Tender Offer are to be conducted entirely in Japanese.  If all or any part of a document relating to the Tender Offer is prepared in the English language and there is any inconsistency between the English-language documentation and the Japanese-language documentation, the Japanese-language documentation will prevail.  Statements in this press release contain “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended), and Section 21E of the U.S. Securities Exchange Act of 1934.   Actual results may be substantially different from the express or implied predictions contained herein that constitute “forward-looking statements” due to known or unknown risks, uncertainties or any other factors.  Neither the Tender Offeror nor any of its affiliates makes any assurances that such express or implied predictions that constitute “forward-looking statements” will be achieved.  The “forward-looking statements” contained herein have been prepared based on the information possessed by the Tender Offeror as of the date hereof, and, unless otherwise required under applicable laws and regulations, neither the Tender Offeror nor any of its affiliates assumes any obligation to update or revise those statements to reflect any future events or circumstances.

EOF